NetClass Technology Inc

6F, Building A, 1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

May 16, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Charli Wilson

Re:	NetClass Technology Inc Registration Statement on Form F-1 Filed March 26, 2024 File No. 333-278224

Dear Ms. Wilson:

This letter is in response to your letter on April 24, 2024 in which you provided a comment to the Registration Statement on Form F-1(the “F-1”) of NetClass Technology Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on March 26, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form F-1 (“Form F-1/A”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed March 26, 2024

Risk Factors, page 21

1.

We note that the Company is focused on development of products that are powered by artificial intelligence. Please include risk factor disclosure that addresses the risks associated with your use of artificial intelligence in the context of your business. Discuss the status of the development of your AI-assisted English learning system for your education clients and the risks or uncertainties of developing that system such as the use of open source technology.

RESPONSE:   We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added risk factors associated with our use of artificial intelligence under “If we cannot continue to innovate or fail to adapt to changes in our industry, our business, financial condition, and results of operations would be materially and adversely affected” on page 44, “We utilize artificial intelligence, which could expose us to liability or adversely affect our business” on page 44 and “We need to continue to expend time, money, and resources into our and our institutions’ information technology, which may place a strain on our capacity that could adversely affect our systems, controls, and operating efficiency, and those of our institutions” on page 45. We further advise the Staff that we have added an additional risk factor regarding the risks and uncertainties of the usage of open source technology under “We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” on page 41. We also have updated the status of the development of the AI-assisted English learning system on page 72.

We may be subject to additional reporting requirements..., page 45

2.

You state that you believe that your reporting obligation was suspended automatically on October 1, 2023 in connection with your prior registration statement on Form F-1 that went effective by operation of law on April 17, 2023. Please qualify your belief here and in the risk factor discussion with the fact that you never filed a Form 20-F during the year that your registration statement went effective through operation of law creating uncertainty that you complied with the reporting requirements of Section 15(d) of the Exchange Act. See Exchange Act Rule Compliance and Disclosure Interpretation Question 153.03. In addition, please expand your risk factor to address the potential impact of failing to file the Form 20-F on the effectiveness of your disclosure controls and procedures.

RESPONSE:   We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to include the fact that we have not filed a Form 20-F during the year that our registration statement went effective and the uncertainty involved through operation of law. We further advise the Staff that have expanded the risk factor “We may be subject to additional reporting requirements if we are deemed as a reporting company under section 15(d) of the Exchange Act” on page 46 to address the potential impact of failing to file the Form 20-F on the effectiveness of our disclosure controls and procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

3.

Please revise and update your discussion of the impact of COVID-19 pandemic to specifically address any material impact on the company in the periods presented. Also make any relevant changes in the risk factors regarding COVID-19.

RESPONSE:   We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the discussion of the impact of COVID-19 pandemic and its effect to the income and profit of our company during the fiscal years ended September 30, 2023 and 2022 on page 60.

Business, page 71

4.	Please disclose the material terms of the AI Technical Development Service Agreement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed the material terms of the AI Technical Development Service Agreement on page 72 and filed it as Exhibit 10.9.

Customers and Suppliers, page 79

5.

Please disclose the material terms of your agreements with the two significant customers, Gallop Trading Limited and Shanghai Detuo Information Technology Co., Ltd, that comprised 53.7% of your revenue in 2023. We note general disclosure that some of your contracts with customers permit termination at any time and range from a term of one to three years. Discuss the term and termination provisions of your agreements with these specific customers and file the agreements as exhibits.

RESPONSE:   We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the description in page 81 in regard to this two customers’ purchase agreements to state the purchase agreements of these two customers have been successfully executed and accepted in 2023. We further advise the Staff that the unilateral termination clause stemming from such customer contracts from 2022 to 2023 no longer exists as of the date of this response. Moreover, we respectfully advise the Staff that there were no instances of customers terminating the agreements during the fiscal years ended September 30, 2022 and 2023. Consequently, we have modified the related description on page 81. We have also file the form of agreements with each of Gallop Trading Limited and Shanghai Detuo Information Technology Co., Ltd as Exhibit 10.10 and Exhibit 10.11.

Description of Share Capital Listing, page 128

6.

You state that your offering is conditioned upon Nasdaq Capital Market’s final approval of your listing application, which you distinguish from the “actual listing on the Nasdaq Capital Market.” You further note that the listing approval letter will serve only to confirm that, if you sell a number of Class A ordinary shares in this offering sufficient to satisfy applicable listing criteria, the Class A ordinary shares will be listed. Please discuss any uncertainties regarding the actual listing of your shares on Nasdaq, including your ability to sell the number of Class A ordinary shares in the offering to satisfy the applicable listing criteria.

RESPONSE:   We note the Staff’s comment, and in response thereto, respectfully advise the Staff that in regard to satisfying the initial listing criteria of Nasdaq, we have updated in the risk factor section on page 53 to include uncertainties regarding the actual listing on Nasdaq under “If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them” and on page 129.

Basis of consolidation, page F-9

7.

You disclose that subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. Please revise your disclosures to clarify whether you rely on contractual arrangements with the variable interest entities and its shareholders for the operation of any of your subsidiaries. We refer you to ASC 810-10-50.

RESPONSE:  We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added description of the control method in Basis of consolidation on page F-9.

Prepayment and other assets, page F-10

8.

You disclose that prepayment and other assets primarily consist of prepaid expenses, rents deposit, loans to third-parties, security deposits made to customers and advances to employees. Please provide us with a detailed breakdown of your prepayment and other assets.

RESPONSE:  We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the breakdown of prepayment and other assets as of September 30, 2023 and 2022 is as below:

	September 30, 2023	September 30, 2022
Prepaid expenses	$407,737	$11,127
Security deposits	14,755	10,236
Rental deposits	5,097	-
Prepaid VAT	11,814	16,573
Employees loans and others	1,124	-
Total	$440,527	$37,936

Consolidated Financial Statements

Note 4. Receivables from the Sale of Shares, page F-20

9.	We note that on September 20, 2023, the Company issued 760,000 ordinary shares at the price of $2.50 per share to Dragonsoft Holding Limited, a company wholly owned by Mr. Jianbiao Dai (Chief Executive Officer and Chairman of the Company), for subscription of shares in cash consideration. We further note that subsequently on October 5, 2023, instead of direct capital injection to the Company, Dragonsoft Holding Limited made the payment of HK$15,000,000 (approximately $1,900,000, equivalent to the cash consideration for sale of shares) to an AI development supplier on behalf of the Company as a deposit for an AI Technical Development Service Agreement entered on October 2, 2023, approved by the Board of Directors. Please explain the terms and conditions associated with the AI Technical Development Service Agreement. Clarify whether the AI development supplier is an independent third-party or a related party. Tell us your consideration of filing the AI Technical Development Service Agreement as an Exhibit.

RESPONSE:  We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the AI development supplier is an independent third party. The supplier was once a minority shareholder of NetClass Technology Inc. On May 30, 2022, the supplier disposed all of its shares to other investors prior to the completion of reorganization of the group and has had no influence on the operation of the Group for the years ended September 30, 2023 and 2022. We have revised the disclosure on pages 41, 72, 116 and F-20 accordingly. In addition, we have summarized the material terms of the AI Technical Development Service Agreement on page F-20, and filed it as Exhibit 10.9.

Note 5. Advances to Vendors, page F-20

10.	Please help us better understand the nature and terms associated with your prerepayments for technical service and IT equipment.

RESPONSE:   We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added detail introduction of the advance to vendors in the “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” on page F-10.

Exhibits

11.

We note the opinion filed as Exhibit 5.1 states that the Sale Shares will be fully paid and non-assessable. Please have counsel provide an opinion that the shares of common stock being offered by the selling shareholders are validly issued in addition to being fully paid, and nonassessable. Refer to Staff Legal Bulletin No. 19 for guidance.

RESPONSE:   We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the 5.1 opinion to include the statement that the securities being offered by the selling shareholders are validly issued.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:   We note the Staff’s comment, and in response thereto respectfully advise the Staff that we will furnish the Staff with supplemental copies of all written communications that the Company or its authorized agent have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act if any becomes available in the future.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq. or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Sincerely,

/s/ Jianbiao Dai
Jianbiao Dai
Chief Executive Officer